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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:               Date examination completed:
811-3605                                             September 30, 2002
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2. State identification Number:
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       AL              AK            AZ       AR               CA        CO
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       CT              DE            DC       FL               GA        HI
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       ID              IL            IN       IA               KS        KY
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       LA              ME            MD       MA               MI        MN
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       MS              MO            MT       NE               NV        NH
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       NJ              NM            NY       NC               ND        OH
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       OK              OR            PA       RI               SC        SD
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       TN              TX            UT       VT               VA        WA
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       WV              WI            WY       PUERTO RICO
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       Other (specify):
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3. Exact name of investment company as specified in registration statement:
The Northern Institutional Funds
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4. Address of principal executive office (number, street, city, state, zip code): 50 S. LaSalle, Chicago, Illinois 60675
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

    1. All items must be completed by the investment company.

    2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

    3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                    Management Statement Regarding Compliance
          With Certain Provisions of the Investment Company Act of 1940

January 10, 2003

We, as members of management of the Northern Institutional Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of September 30, 2002, and from April 30, 2002 through September 30, 2002. The portfolios comprising The Northern Institutional Funds are as follows:

------------------------------------------------------------------------------------------------------------
Equity Portfolios                       Fixed Income Portfolios                Money Market Portfolios
------------------------------------------------------------------------------------------------------------
Balanced Portfolio                      Bond Portfolio                         Diversified Assets Portfolio
------------------------------------------------------------------------------------------------------------
Diversified Growth Portfolio            Core Bond Portfolio                    Government Portfolio
------------------------------------------------------------------------------------------------------------
Equity Index Portfolio                  Intermediate Bond Portfolio            Government Select Portfolio
------------------------------------------------------------------------------------------------------------
Focused Growth Portfolio                International Bond Portfolio           Tax-Exempt Portfolio
------------------------------------------------------------------------------------------------------------
International Equity Index Portfolio    Short-Intermediate Bond Portfolio      Liquid Assets Portfolio
------------------------------------------------------------------------------------------------------------
International Growth Portfolio          U.S. Government Securities Portfolio   Municipal Portfolio
------------------------------------------------------------------------------------------------------------
Small Company Index Portfolio           U.S. Treasury Index Portfolio
------------------------------------------------------------------------------------------------------------
MidCap Growth Portfolio
------------------------------------------------------------------------------------------------------------
Small Company Growth Portfolio
------------------------------------------------------------------------------------------------------------

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2002, and from April 30, 2002 through September 30, 2002, with respect to securities reflected in the investment accounts of the Funds.


                           Northern Institutional Funds

                           By:


                           __________________________________________________
                           Stuart Schuldt,
                           Assistant Treasurer, Northern Institutional Funds Senior Vice President, Northern Trust Company-Fund
                             Administration

                           __________________________________________________
                           Brian Ovaert, Treasurer, Northern Institutional Funds Senior Vice President, Northern Trust Company-Fund
                             Accounting, Transfer Agent and Fund
                             Administration

                        Report of Independent Accountants

To the Board of Trustees of
The Northern Institutional Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Northern Institutional Funds (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of September 30, 2002. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2002, and with respect to agreement of security purchases and sales, for the period from April 30, 2002, through September 30, 2002:

..  Count and inspection of all securities located in the vault of the Northern
   Trust Company in Chicago, London and New York, without prior notice to management;

.. Confirmation, or alternate procedures, of all domestic securities and similar investments held by institutions in book entry form at the Depository Trust Company, the Federal Reserve Bank of Chicago and the Participants' Trust Company;

.. Confirmation, or alternate procedures, of all foreign securities and similar investments held by various foreign sub-custodians;

.. Confirmation, or alternate procedures, of all securities and similar investments out for transfer with brokers;

.. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

.. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

.. Agreement of two security purchases and two security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of September 30, 2002, with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                          /s/Ernst & Young LLP

Chicago, Illinois
January 10, 2003